October 24, 2007

Via Facsimile and U.S. Mail

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	Financial Industries Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed May 31, 2007
File 000-04690

Dear Mr. Rosenberg:

Reference is made to your letter dated September 24, 2007 requesting additional information relating to our financial statements and related disclosures for our fiscal year ended December 31, 2006.  Please note that we are still working on a response and expect to deliver the requested information no later than November 5, 2007.

Please feel free to contact me with any questions regarding this matter.  My direct phone number is 512-404-5510.

Sincerely,

/s/ Vincent L. Kasch
Vincent L. Kasch
Chief Financial Officer